SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: February 5, 2008

ELTEK Ltd.

Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il

Eltek Awarded It’s Largest Ever High-End PCB Order from the U.S.

Receives a $1.8 million follow-on order from a tier one U.S. industrial manufacturer which is expected to be delivered in 2008.

PETACH-TIKVA, Israel, February 05, 2008 – Eltek Ltd. (NasdaqCM: ELTK), the leading Israeli manufacturer of advanced circuitry solutions, today announced that a major U.S. industrial manufacturer has placed a frame order for flex – rigid PCBs that will be used in the production of advanced industrial equipment. Shipments under this $1,830,000 order are expected to be made during 2008.

Arieh Reichart, President and Chief Executive Officer of Eltek, said “This is the largest order we have received from a U.S.-based customer and takes our global growth initiatives to another level. As a follow-on order from a prestigious customer, it marks a strategic and quantitative milestone for our company and provides us with a great start to 2008. We expect that this order will further improve our revenue mix and associated operating margins, and increase our overall corporate productivity and visibility.”

Amnon Shemer, CFO of Eltek added “In order to better serve the needs of our customers, we have signed a Vendor Managed Inventory (VMI) Agreement with this customer, subject to which this frame order has been issued. Pursuant to the VMI agreement, Eltek provides the customer with required quantities based on forecasts and actual pulls from inventory maintained by Eltek.”

“We believe in mutual cooperation with our customers, and pleased that this unique arrangement has already brought us cumulative sales of $ 1.4 million, and the additional $1.8 million dollar frame order provides additional proof that our service to our valued customers is a key to fruitful long term relations for the benefit to both parties.” Mr. Shemer concluded.

About the Company

Eltek is Israel’s leading manufacturers of printed circuit boards (“PCB”), the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. For more information, visit Eltek’s internet site at www.eltekglobal.com.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.